

SEC\
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MAR 04 2019

Washington DC
413

SECI

19006284

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53698

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHICAGO ANALYTIC TRADING COMPANY**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4415 West Harrison Street Unit 210

(No. and Street)

HILLSIDE	IL	60162
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MANDA B SURY (312)330 2628

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA

(Name – *if individual, state last, first, middle name*)

125 East Lake street Suite 303	Bloomingdle	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MANDA B SURY _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CHICAGO ANALYTIC TRADING COMPANY _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ ' None _____

_____

_____

_____ Signature

_____ C E O
_____ Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JURAT WITH AFFIANT STATEMENT

State of ___Illinois___ } ss.

County of ___Cook___ }

☒ See Attached Document (Notary to cross out lines 1–7 below)

☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

1. _____

2. _____

3. _____

4. _____

5. _____

6. _____

7. _____

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me

this __28th__ day of __February__, __2019__, by

Date   Month   Year

___Manda B. Sury___

Name of Signer No. 1

_____
Name of Signer No. 2 (if any)

```
RAQUEL CHAIDEZ
Official Seal
Notary Public – State of Illinois
My Commission Expires Aug 21, 2021
```

Place Notary Seal/Stamp Above

_____
Signature of Notary Public

___August 21, 2021___

Any Other Required Information
(Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Annual Audited Report Form X-17A5__

Document Date: __02-28-19__   Number of Pages: __14__

Signer(s) Other Than Named Above: __N/A__

M1304-06 (09/17)

Chicago Analytic Trading Company LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

December 31, 2018

Chicago Analytic Trading Company LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Chicago Analytic Trading Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chicago Analytic Trading Company LLC as of December 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chicago Analytic Trading Company LLC's management. Our responsibility is to express an opinion on Chicago Analytic Trading Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chicago Analytic Trading Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Chicago Analytic Trading Company LLC's financial statements. The supplemental information is the responsibility of Chicago Analytic Trading Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chicago Analytic Trading Company LLC's auditor since 2012.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2019

1

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	83,491
Prepaid and other assets		6,492
Total assets	$	89,983

Liabilities and members' equity

Liabilities		
Accrued liabilities	$	67,173
Total liabilities		67,173
Members' equity		22,810
Total liabilities and members' equity	$	89,983

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	83,491
Prepaid and other assets		6,492
Total assets	$	89,983

Liabilities and members' equity

Liabilities		
Accrued liabilities	$	67,173
Total liabilities		67,173
Members' equity		22,810
Total liabilities and members' equity	$	89,983

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	83,491
Prepaid and other assets		6,492
Total assets	$	89,983

Liabilities and members' equity

Liabilities		
Accrued liabilities	$	67,173
Total liabilities		67,173
Members' equity		22,810
Total liabilities and members' equity	$	89,983

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	83,491
Prepaid and other assets		6,492
Total assets	$	89,983

Liabilities and members' equity

Liabilities		
Accrued liabilities	$	67,173
Total liabilities		67,173
Members' equity		22,810
Total liabilities and members' equity	$	89,983

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Manda B. Sury.

The Company, as an introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Currently the Company has no customers. In 2018, the Company initiated Due Diligence Support for Issuers of Private Placements. Due diligence conducted by the issuer will be provided to, reviewed/approved, and maintained by CATC. In this case, the Company receives administrative fee negotiated with the Issuer

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuatiofixxen techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2015.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. In this case, the Company receives revenue under Commission sharing agreement from a different Broker Dealer to whom the Company has introduced customers. In 2018, the Company initiated Due Diligence Support for Issuers of Private Placements. Due diligence conducted by the issuer will be provided to, reviewed/approved, and maintained by CATC. In this case, the Company receives administrative fee negotiated with the Issuer. In 2018, there was no revenue from commission sharing. However, revenue of $75,000 was realized in Due Diligence Support.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contacts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-3) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the

Chicago Analytic Trading Company LLC

NOTES TO FINANCIAL STATEMENTS

Company's adjusted net capital was $16318 which exceeded the requirement by $11318 and above the 120% limit of $6,000.

3. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and the Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

4. Fixed Assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Property and equipment at December 31, 2018 are fully depreciated. Depreciation expense for the year ended December 31, 2018 was $48.

5. Subsequent events

The Company is in the process of Ownership Transfer pending the approval of CMA by FINRA. A favorable FINRA response is expected soon and the sale is expected to be finalized before March 31 2019

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2018

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	22,810
Less: Non allowable assets		(6,492)
Net capital		16,318
Haircut :		
None		-
Adjusted net capital		16,318
Net minimum capital requirement of 6.67% of aggregate indebtedness of $4478 or $5,000 whichever is greater		5,000
Excess net capital	$	11,318

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2018 As Amended	$	16,318
No differences		-
Adjusted net capital per above computation	$	16,318

See Report of Independent Registered Public Accounting Firm

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

**Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3**

Not applicable

**Information for Possession or Control
Requirements under Rule 15c3-3**

Not applicable

**Reconciliation between Audited and Unaudited
Statement of Financial Condition**
There were no material reconciliation items
for year ending December 31, 2018

See Report of Independent Registered Public Accounting Firm



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Chicago Analytic Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chicago Analytic Trading Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chicago Analytic Trading Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Chicago Analytic Trading Company LLC stated that Chicago Analytic Trading Company LLC met the identified exemption provisions for the period ending December 31, 2018 without exception. Chicago Analytic Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chicago Analytic Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2019



Chicago Analytic Trading Company, LLC
Member NASD, SIPC

4415 West Harrison Street
Suite 237
HILLSIDE II 60162
(312) 334-1524
(866)7974403 Fax

February 19 2019

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2018

Dear Sir/Madame:

For the fiscal year ending December 31, 2018, CHICAGO ANALYTIC TRADING
COMPANY,LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of
the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing
broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a
clearing broker or dealer, and who promptly transmits all customer funds and securities to the
clearing broker or dealer which carries all of the accounts of such customers and maintains and
preserves such books and records pertaining thereto pursuant to the requirements of Sections
240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or
dealer.

CHICAGO ANALYTIC TRADING COMPANY, LLC ("CATC") met the exemption provided
above for the period ending December 31, 2018. Additionally, CATC had no customers and no
trades performed during 2018.

Sincerely,

Manda B Sury

Manda B Sury
CEO